______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)___

_______________________________________________________

U.S. BANK  NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

601 Second Avenue South

             Minneapolis, MN

  55402

  (Address of principal executive offices)

(Zip Code)

Patricia M. Child

U.S. Bank National Association

209 South LaSalle Street, Suite 300

Chicago, Illinois 60604

Telephone (312) 325-8902

(Name, address and telephone number of agent for service)

HONDA AUTO RECEIVABLES TRUSTS

(Issuer with respect to the Securities)

AMERICAN HONDA RECEIVABLES CORP.

(Exact name of Registrant as specified in its charter)

California

33-0526079

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

700 Van Ness Avenue

Torrance, California

90501

(Address of Principal Executive Offices)

(Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

______________________________________________________________________________

FORM T-1

Item 1.

GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)

Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)

Whether it is authorized to exercise corporate trust powers

Yes

Item 2.

AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15

Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.

LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.

A copy of the Articles of Association of the Trustee now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

2.

A copy of the certificate of authority of the Trustee to commence business, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

3.

A copy of the certificate of authority of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

4.

A copy of the existing bylaws of the Trustee, as now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

5.

Not applicable.

6.

The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

7.

Report of Condition of the Trustee as of March 31, 2004, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.

Not applicable.

9.

Not applicable.

*Exhibits thus designated are incorporated herein by reference to Exhibits bearing identical numbers in Items 16 of the Form T-1 filed by the Trustee with the Securities and Exchange Commission with the specific references noted.

NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors.  While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the  27th day of  September, 2004.

U.S. BANK NATIONAL ASSOCIATION

By:

/s/   Patricia M. Child

Patricia M. Child

Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2004

($000’s)

3/31/2004

Assets

Cash and Due From Depository Institutions

$7,475,658

Federal Reserve Stock

0

Securities

39,934,622

Federal Funds

2,663,649

Loans & Lease Financing Receivables

                         119, 013,580

Fixed Assets

1,844,577

Intangible Assets

10,112,137

Other Assets

       8,692,406

Total Assets

$189,736,629

Liabilities

Deposits

$126,260,502

Fed Funds

7,577,969

Treasury Demand Notes

0

Trading Liabilities

123,543

Other Borrowed Money

24,852,349

Acceptances

169,141

Subordinated Notes and Debentures

5,469,689

Other Liabilities

       5,465,553

Total Liabilities

$169,918,746

Equity

Minority Interest in Subsidiaries

$1,009,877

Common and Preferred Stock

18,200

Surplus

11,792,288

Undivided Profits

       6,997,518

Total Equity Capital

$19,817,883

Total Liabilities and Equity Capital

$189,736,629

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:

/s/ Patricia M. Child

 Vice President

Date:  September 27, 2004